

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 9, 2023

M.P. Vijay Kumar
Chief Financial Officer
Sify Technologies Limited
TIDEL Park, 2nd Floor
4, Rajiv Gandhi Salai
Taramani, Chennai 600113 India

> **Re: Sify Technologies Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2022**
> **Filed June 10, 2022**
> **File No. 000-27663**

Dear M.P. Vijay Kumar:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to the comment, we may have additional comments.

Form 20-F fpr the Fiscal Year Ended March 31, 2022

Report of Independent Registered Public Accounting Firm, page 104

1.   We note that the report of Manohar Chowdry & Associates, C.A. refers only to the year ended March 31, 2022. We also note that the consent from Manohar Chowdry & Associates, C.A. in Exhibit 15.1 states that the report dated June 10, 2022 is for the three years ended March 31, 2022 and the consent from ASA & Associates LLP in Exhibit 15.2 states that the report dated July 28, 2021 is for the two years ended March 31, 2021 and 2020. Please provide the report from ASA & Associates LLP for the years ended 2021 and 2020 in an amended Form 20-F or revise the report from Manohar Chowdry & Associates, C.A. on page 104 to include all three years presented, whichever disclosure revision reflects the audit work performed by each firm pursuant to Items 8(A)(1) and (2) of Form 20-F. Please also file corrected exhibits, as necessary.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology